

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 1, 2013

<u>Via E-mail</u>
Todd A. Gipple
Executive Vice President and
Chief Financial Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

> **Re:** **QCR Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 11, 2013**
> **Schedule 14A**
> **Filed March 20, 2013**
> **File No. 000-22208**

Dear Mr. Gipple:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>QCR Holdings, Inc. and Subsidiaries Consolidated Financial Statements</u>

<u>Note 21. Acquisition of 20% Noncontrolling Interest in m2 Lease Funds, page 120</u>

1. Please tell us and revise future filings to disclose the authoritative basis upon which you relied in determining the appropriateness of recording the excess of the purchase price and the related acquisition costs over the book value of the acquired noncontrolling

interests as a reduction in additional paid in capital. In your response, separately address your accounting treatment of the excess purchase price and your accounting treatment of the acquisition costs.

Signatures, page 131

2. In future filing, revise the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

3. Advise us whether the person signing as the Principal Financial Officer could also have signed as the Principal Accounting Officer or Controller. If not, explain and amend your signature page.

Schedule 14A

Transactions With Management and Directors

4. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

5. Advise us whether you could have made the Item 404(a) disclosure cited above in your 2012 10-K filing. If not, explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3491 if you have questions regarding comments on the financial statements and related matters. Please contact

Todd A. Gipple
QCR Holdings, Inc.
July 1, 2013
Page 3

Jessica Livingston at (202)551-3448 or Michael Clampitt at (202)551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant